Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: November 10, 2005
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

SIGNATURES

Swisscom Group Interim Report at September 30, 2005:
Strong competition leads to fall-off in revenue

	1.1- 30.9.2004	1.1-3 0.9.2005	Change
Net revenue (in CHF millions)	7,525	7,298	-3.0%
EBITDA (in CHF millions)	3,389	3,272	-3.5%
EBIT (in CHF millions)	2,083	2,229	7.0%
Net income* (in CHF millions)	1,141	1,650	44.6%
Equity free cash flow (in CHF mm)	2,566	2,362	-8.0%
ADSL access lines (at 30.9 in mm)	0.72	1.01	40.9%
Mobile customers (at 30.9 in mm)	3.95	4.17	5.8%
Number of full-time equivalent employees at 30.9	15,644	15,288	-2.3%

*	Net income after deduction of minority interests
Net revenue of the Swisscom Group fell year-on-year by 3.0% to CHF 7.3 billion. The decline in revenue could not be wholly compensated for by cost savings so that the operating income before interest, taxes, depreciation and amortization (EBITDA) fell by 3.5% to CHF 3.27 billion. Thanks to lower depreciation, an improved financial result and elimination of the loss from the discontinued debitel business, net income after deduction of minority interests rose by 44.6% to CHF 1.65 billion. As already announced, Swisscom expects to close 2005 with a drop in revenue to around CHF 9.6 billion and a reduction in EBITDA to approximately CHF 4.1 billion. In response to the fiercely competitive operating environment, Swisscom aims to bring about further efficiency improvements. In the forthcoming year, the company intends to shed around 260 jobs in individual areas; overall, headcount in Switzerland will rise slightly due to the creation of new business areas, among other factors.
Swisscom Group revenue from external customers dropped year over year by CHF 227 million (3.0%) to CHF 7.3 billion. Fixnet recorded a decline in revenue of CHF 150 million (4.4%) to CHF 3.27 billion. The increase in access charges following growth in

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com	1
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

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ADSL failed to compensate for lower revenue from traffic. Revenue at Mobile remained stable at CHF 2.75 billion, with increased customer numbers offsetting the drop in revenue caused by price reductions. Solutions recorded a drop in revenue of CHF 121 million (12.7%) to CHF 835 million as a result of sustained pressure on prices and ongoing competition. In particular, market successes posted by Swisscom IT Services in the segment Other led to an increase in revenue of CHF 53 million (15.5%) to CHF 395 million.
Cost savings failed to reduce operating expenses sufficiently to offset the decline in Swisscom Group revenue, with the result that EBITDA fell by CHF 117 million (3.5%) to CHF 3.27 billion. EBITDA margin remains unchanged at 44.8%.
Net financial result increased by CHF 140 million to CHF 118 million, largely due to a year-over-year improvement in net interest income, the book profit from early repayment of loans granted to the purchasers of debitel (vendor loan notes), and the reversal of a provision from cross-border tax lease arrangements. Income tax expense amounted to CHF 450 million (2004: CHF 423 million), corresponding to an effective income tax rate of 19.1% (2004: 20.4%).
Consolidation of profits following share buy-backs
Net income before deduction of minority interests rose year over year by CHF 500 million (35.6%) to CHF 1.9 billion, as a result of special effects. The drop in EBITDA was more than offset by lower depreciation, a higher net financial result and elimination of the loss from discontinued operations (debitel). After deduction of minority interests, net income increased by CHF 509 million, or 44.6%, to CHF 1.65 billion. Higher net income and the lower average number of shares resulting from the share buy-back programs led to an increase of 56.2% in net earnings per share to CHF 27.22.
In the first nine months of 2005, equity free cash flow (EFCF) dropped by CHF 204 million to CHF 2.36 billion as a result of higher income tax payments of CHF 111 million and expenditure of CHF 115 million on the purchase of shareholdings. The prior-year figure included net cash of CHF 573 million from the sale of debitel. Income in the first nine months of 2005 included CHF 351 million from the early repayment of loans granted to the purchasers of debitel (vendor loan notes) as well as CHF 201 million and CHF 28 million from the disposal of available-for-sale investments in Infonet and Intelsat respectively.
Falling prices call for greater efficiency
New technologies such as Voice over IP, as well as intense competition and regulatory intervention in the market, are continuing to drive down prices and will put increased pressure on costs also in the future. Swisscom aims to increase efficiency even further in order to ensure its competitiveness. In a move to further reduce costs, Swisscom plans to shed some 260 jobs in the coming year. Persons affected by this measure will be given every assistance in finding a new position and will receive their full salary for a defined period. To this end, the social partners recently agreed on a new social plan, which will enter into force from 2006. The 260 reduction in headcount is equivalent to 1.7% of all full-time positions. The units affected by this move are Swisscom

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com	2
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Press Release
Fixnet (190), Swisscom Mobile (50) and central units (20). The number of Swisscom employees in Switzerland will increase slightly in the forthcoming year due to company acquisitions.
Outlook for 2005 unchanged
As already announced, due to strong competition and price reductions at Mobile and Fixnet, Swisscom expects to close 2005 with revenue of around CHF 9.6 billion and operating income before interest, taxes, depreciation and amortization (EBITDA) in the region of CHF 4.1 billion. The year-over-year reduction in revenue and EBITDA of around CHF 0.4 billion and CHF 0.3 billion respectively is primarily attributable to lower revenue from Fixnet traffic, price reductions at Mobile (in particular for termination), and the transfer of International Carrier Services to the joint venture with Belgacom. Capital expenditure of the Swisscom Group will amount to around of CHF 1.1 billion.
Segment Reports
Fixnet posted a year-over-year decline of 4.4% in revenue from external customers to CHF 3,265 million. Cost savings failed to compensate for the drop, resulting in a 4.2% decrease in EBITDA to CHF 1,593 million. Due to intense competition and the transfer on July 1, 2005 of International Carrier Services to the joint venture with Belgacom, Fixnet expects to close 2005 with a fall in revenue and EBITDA.
Revenue from retail traffic fell by 12.1% to CHF 827 million. The decline in revenue from local and long-distance traffic is attributable to the ongoing migration of Internet traffic to ADSL, market penetration by cable TV companies and new pricing models. Revenue from fixed-to-mobile traffic fell due to lower volumes as a result of fierce competition, as well as price reductions arising from lower termination costs.
Revenue from wholesale traffic decreased by 23.8% to CHF 388 million. Wholesale national traffic declined due to the migration of Internet traffic to ADSL and to reductions in interconnection tariffs. The reduction in wholesale international traffic is a result of lower prices and the transfer of International Carrier Services to the joint venture with Belgacom on July 1, 2005. International incoming traffic, on the other hand, continues to generate revenue since not all contracts could be transferred to the joint venture in July 2005. Transfer of the remaining contracts is scheduled for the beginning of 2006.
Access revenue rose by 6.2% to CHF 1,483 million. The growth in broadband access lines (ADSL) was accompanied by a reduction in analog and digital lines. The number of ADSL access lines has now topped the one million mark, including 645,000 Bluewin retail customers and 365,000 customers of other providers. The number of digital and analog lines dropped by 2.9% to 3.84 million due

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com	3
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Press Release
to market penetration by cable TV companies and to substitution by mobile services. Revenue from other segments fell due to lower revenues posted by the Mobile and Solutions segments.
Fixnet reported a year-over-year drop of 7.7% in operating expenses to CHF 2,419 million, as a result of lower expenditure in line with lower revenue and cost savings. Expenses included CHF 45 million (2004: CHF 25 million) relating to workforce reduction measures. Fixnet recorded a 4.2% drop in EBITDA to CHF 1,593 million. Cost savings failed to compensate for the decline in revenue. EBITDA margin increased from 38.8% to 39.7% primarily due to the absence of low-margin revenues.
Mobile recorded a slight year-on-year drop of 0.1% in revenue from external customers to CHF 2,754 million and a reduction of 3.6% in operating income (EBITDA) to CHF 1,446 million. Mobile expects to close 2005 with revenue on a par with the previous year and a lower EBITDA.
On June 1, 2005, Mobile reduced its network termination charges by 40% and launched a new product (NATEL® swiss liberty) featuring a flat rate of CHF 0.50 per call for up to one hour (plus an additional CHF 0.50 for every subsequent hour). These price adjustments impacted third-quarter results at September 30, 2005 by a total of CHF 124 million on revenue and EBITDA. The price adjustments for termination will negatively affect 2005 year-end revenue by a maximum of CHF 165 million. Customer numbers are expected to increase due to these price reductions, offsetting the reduction in revenue from external customers. While usage is expected to rise as a result of these measures, this will not compensate for the price reduction in the short term and will therefore negatively impact EBITDA.
The number of Mobile customers rose year over year by a net of 229,000, or 5.8%, to 4.17 million, primarily as a result of increased penetration of the mobile market, churn management and Mobile’s good market positioning due to the introduction of new products and tariff models. Of this number, some 400,000 are NATEL swiss liberty customers and 50,000 customers who signed up for the prepaid product M-Budget Mobile launched in the third quarter of 2005. Year-on-year it must be noted that in 2004 a new law was introduced which obliged prepaid customers to register with their network providers. As a result, some 124,000 lines had been deactivated by the end of 2004 due to failure of customers to register. These customers are no longer included in the subscriber numbers.
Revenue from connectivity voice dropped by 2.3% to CHF 1,684 million. Average minutes per user per month (AMPU) increased from 118 minutes to 119 minutes following the launch of new products and tariffs. This increase was not sufficient to offset price reductions, with the result that ARPU fell from CHF 81 to CHF 76.
Revenue from connectivity data and value added services grew by 16.1% year-on-year to CHF 447 million, chiefly as a result of an increased customer base and the introduction of new data services. Revenue from SMS messaging is lower year-over-year due to an SMS promotion conducted in March 2004. For a flat rate of CHF 5, customers were able to send an unlimited number of SMS

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com	4
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

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messages anywhere in Switzerland. Excluding this promotion, the number of SMS messages sent was higher than the previous year.
Other revenue declined by 13.7% to CHF 113 million on account of the lower volume of handsets sold directly by Mobile. Revenue from other segments dropped by 19.5% to CHF 404 million, primarily due to lower termination charges and a decline in the volume of handsets delivered to Fixnet for sale in Swisscom Shops.
At CHF 1,712 million, operating expenses at Mobile were 2.7% lower than the previous year due to cost savings and lower expenditure on handset procurements. As a result of these factors, operating income (EBITDA) fell by 3.6% to CHF 1,446 million while EBITDA margin narrowed from 46.0% to 45.8%.
Solutions posted a 12.7% reduction in revenue from external customers to CHF 835 million and a 52.6% drop in operating income (EBITDA) to CHF 72 million. Due to ongoing competitive and pricing pressure, Solutions expects to close 2005 with lower revenue and EBITDA.
Traffic revenue fell by 17.7% to CHF 186 million as a result of substitution by mobile communications and lower prices caused by ongoing competitive pressure. Revenue from leased lines and Internet services declined as a result of low-priced solutions using IP technology. Revenue from Solutions Business rose slightly by 1.0% due to successes in outsourcing business.
The Solutions segment posted a 6.1% reduction in operating expenses to CHF 868 million, largely due to a decline in purchasing volumes in line with revenue and lower personnel expenses as a result of the reduced headcount. The above-mentioned factors led to a 52.6% reduction in EBITDA to CHF 72 million. EBITDA margin was 7.7% compared to 14.1% in 2004.
The segment Other mainly comprises the Group companies Swisscom IT Services AG, Swisscom Broadcast AG, the Accarda Group including Billag AG, Accarda AG (formerly Billag Card Services AG) and Medipa AG, as well as the Swisscom Eurospot Group. Revenue from external customers increased year over year by 15.5% to CHF 395 million, chiefly as a result of higher revenue generated by Swisscom IT Services from its IT outsourcing services.
Operating expenses increased by 4.6% to CHF 616 million largely in line with revenue. Since revenue rose more than operating expenses, EBITDA grew by 19.6% to CHF 134 million. EBITDA margin was 17.9% compared to 16.0% in 2004. On account of the above-mentioned factors, the segment Other expects to close 2005 with higher revenue and EBITDA.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com	5
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Press Release
The detailed interim report is available on the Internet at:
http://www.swisscom.com/q3-report-2005
Berne, November 10, 2005
Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com	6
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: November 10, 2005	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law